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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

MakeMusic! Inc.
(Name of Issuer)
Common Stock, $.01 Par Value
(Title of Class of Securities)
56086P 20 2
(CUSIP Number)
LaunchEquity Partners, LLC
Attn: Jeffrey A. Koch
8585 East Bell Road
Suite 100
Scottsdale, Arizona 85260
(480) 563-3997
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 24, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	CUSIP No. 56086P 20 2

1	NAMES OF REPORTING PERSONS: LaunchEquity Partners, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Arizona

	7	SOLE VOTING POWER:

NUMBER OF		400,025

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		400,025

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	400,025

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	CUSIP No. 56086P 20 2

1	NAMES OF REPORTING PERSONS: LaunchEquity Partners I, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Arizona

	7	SOLE VOTING POWER:

NUMBER OF		120,506

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		120,506

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	120,506

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	CUSIP No. 56086P 20 2

1	NAMES OF REPORTING PERSONS: LEAP Holdings, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Arizona

	7	SOLE VOTING POWER:

NUMBER OF		279,519

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		279,519

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	279,519

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

Item 1. Security and Issuer
     This Schedule 13D relates to the common stock, par value $.01 per share (the “Common Stock”), of MakeMusic! Inc., a Minnesota corporation (the “Issuer”). The principal executive offices of the Issuer are located at 7615 Golden Triangle Drive, Suite M, Eden Prairie, Minnesota 55344-3848.
Item 2. Identity and Background
     This Schedule 13D is being jointly filed by the following persons: (i) LaunchEquity Partners, LLC, an Arizona limited liability company (“GP”); (ii) LaunchEquity Partners I, L.P., an Arizona limited partnership (“LEP”); and (iii) LEAP Holdings, L.P., an Arizona limited partnership (“LEAP” and together with GP and LEP, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of February 24, 2006, a copy of which is attached hereto as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly. The address of the principal executive offices of each of the Reporting Persons is 8585 East Bell Road, Suite 100, Scottsdale, Arizona 85260.
     GP is the sole general partner of each of LEP and LEAP. The principal business activity of GP is to act as general partner of private limited partnerships. The principal business activity of each of LEP and LEAP is investing in other companies.
     Jeffrey A. Koch is the sole member and manager of GP. The business address of Mr. Koch is 8585 East Bell Road, Suite 100, Scottsdale, Arizona 85260. The present principal occupation of Mr. Koch is manager of GP. Mr. Koch is a United States citizen.
     During the last five years, none of the Reporting Persons nor Mr. Koch has been: (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.
Item 3. Source and Amount of Funds or Other Considerations
     LEP and LEAP used cash on hand totaling $2,453,857 to purchase an aggregate of 400,025 shares of the Common Stock on the open market and in one block trade.
Item 4. Purpose of Transaction
     The purchase of shares of Common Stock by LEP and LEAP was for investment purposes and to acquire a significant equity position in the Issuer. The Reporting Persons intend to review LEP’s and LEAP’s holdings in the Issuer on a continuing basis and, depending upon the price and availability of the Common Stock, subsequent developments affecting the business prospects of the Issuer, tax considerations, and other factors deemed relevant, may at any time, and as permitted by applicable law, acquire additional shares of Common Stock. In addition, the Reporting Persons may engage or participate in discussions with the Issuer’s management and/or other stockholders, or engage in a transaction or series of transactions, with the purpose or effect of acquiring or influencing control of the Issuer. Such transactions or discussions may take place at any time with or without prior notice, and may include, without limitation, entering into one or more privately negotiated acquisitions of additional shares of Common Stock, making a tender for additional shares of Common Stock, waging a proxy contest for control of the Board of Directors of the Issuer, or taking other actions that could have the purpose or effect of directly or indirectly acquiring or influencing control over the Issuer. Although the foregoing represents the range of activities contemplated by the Reporting Persons, the Reporting Persons have not decided whether they will seek to acquire control of the Issuer and the possible activities of the Reporting Persons may change at any time. If the Reporting Persons choose to seek to acquire control of the Issuer, they may engage in discussions with the Issuer’s management and/or other stockholders regarding such acquisition of control, but will not decide as to the specific means of obtaining such control until those discussions have taken place. The Reporting Persons have engaged, or may engage in the future, legal and other advisors to assist them in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer.
     Except as set forth in this Schedule 13D, the Reporting Persons currently have no plan or proposal that relates to, or would result in, any of the transactions described in Items 4(a) through (j) of this Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer
     (a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. The percentages are based upon 3,906,022 shares outstanding as of February 22, 2006, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005.
     GP, as the sole general partner of LEP, has the power to direct the voting and disposition of the Common Stock owned by LEP. As a result, GP may be deemed to beneficially own any shares of Common Stock owned by LEP.
     GP, as the sole general partner of LEAP, has the power to direct the voting and disposition of the Common Stock owned by LEAP. As a result, GP may be deemed to beneficially own any shares of Common Stock owned by LEAP.
     As the sole member of GP, Mr. Koch may be deemed to beneficially own any shares of Common Stock that GP may beneficially own or be deemed to beneficially own.
     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or Mr. Koch is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.
     (c) Attached as Exhibit B hereto, and incorporated by reference herein, is a description of all transactions in Common Stock that were effected during the past 60 days by the Reporting Persons. The transactions described therein were made on the open market and in one block trade.
     (d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in this Item 5.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer
     Except as set forth in Item 2 and Item 4 of this Schedule 13D, there are no other contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Materials to be Filed as Exhibits
     A. Joint Filing Agreement, dated February 24, 2006, among GP, LEP, and LEAP.
     B. Description of Transactions During Last 60 Days.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2006
LaunchEquity Partners, LLC

	By:	/s/ Jeffrey A. Koch

		Name:	Jeffrey A. Koch
		Its:	Manager

LaunchEquity Partners I, L.P.

	By:	LaunchEquity Partners, LLC
	Its:	General Partner

		By:	/s/ Jeffrey A. Koch

		Name:	Jeffrey A. Koch
		Its:	Manager

LEAP Holdings, L.P.

	By:	LaunchEquity Partners, LLC
	Its:	General Partner

		By:	/s/ Jeffrey A. Koch

		Name:	Jeffrey A. Koch
		Its:	Manager

Exhibit A
JOINT FILING AGREEMENT
Dated as of February 24, 2006
     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of the undersigned of a Schedule 13D (including any and all amendments thereto) with respect to the shares of common stock, par value $0.01 per share, of MakeMusic! Inc., a Minnesota corporation, and that this Joint Filing Agreement may be included as an Exhibit to such joint filing.
     Each of the undersigned agrees that each party hereto is responsible for the timely filing of such Schedule 13D (including any and all amendments thereto) and for the completeness and accuracy of the information concerning such party contained therein, provided that no party is responsible for the completeness and accuracy of the information concerning any other party, unless such party actually knows that such information is incorrect. Each party will indemnify the other parties for any incompleteness or inaccuracy in such information concerning the indemnifying party.
[Rest of page intentionally left blank]

     IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the date first written above.

LaunchEquity Partners, LLC

By:	/s/ Jeffrey A. Koch

Name:	Jeffrey A. Koch
Its:	Manager

LaunchEquity Partners I, L.P.

By:	LaunchEquity Partners, LLC
Its:	General Partner

	By:	/s/ Jeffrey A. Koch

	Name:	Jeffrey A. Koch
	Its:	Manager

LEAP Holdings, L.P.

By:	LaunchEquity Partners, LLC
Its:	General Partner

	By:	/s/ Jeffrey A. Koch

	Name:	Jeffrey A. Koch
	Its:	Manager

Exhibit B
LaunchEquity Partners I, L.P.
Purchases of the Common Stock of MakeMusic! Inc.

		Average	Price
Date	Shares	Price	Range
27-Dec-05	6,500	$6.64	$6.55-$6.70
28-Dec-05	9,206	$7.02	$6.96-$7.06
30-Dec-05	85,000	$7.00	$7.00
22-Feb-06	13,700	$5.95	$5.70-$6.03
LEAP Holdings, L.P.
Purchases of the Common Stock of MakeMusic! Inc.

		Average	Price
Date	Shares	Price	Range
23-Feb-06	45,000	$5.87	$5.78-$5.95
24-Feb-06	84,991	$5.94	$5.82-$6.10
27-Feb-06	51,545	$5.98	$5.91-$6.01
28-Feb-06	60,677	$5.67	$5.52-$5.85
1-Mar-06	30,805	$5.99	$5.90-$6.01